UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number 1-12626

A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37662

Eastman Investment and Employee Stock Ownership Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Basic Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2016 and 2015	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2016 and 2015	3
Notes to Financial Statements	4-15

Additional Information (Note A):

Schedule of Assets (Held at End of Year) at December 31, 2016	17-29

Signatures	30

Exhibits	31

Note A:
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Plan Administrator of the
Eastman Investment and Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan (the "Plan") as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance wi.th the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Brown Smith Wallace LLP
St. Louis, Missouri
June 26, 2017

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015
(in thousands)

		2016			2015
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$1,754,765	$165,472	$1,920,237	$1,738,708	$149,716	$1,888,424

Investments at contract value	902,221	—	902,221	874,030	—	874,030

Receivables:

Plan sponsor contributions	32,168	15,705	47,873	32,796	14,993	47,789

Notes receivable from participants	51,769	—	51,769	50,384	—	50,384

Other receivables	3,499	1,198	4,697	4,264	1,008	5,272

Total assets	2,744,422	182,375	2,926,797	2,700,182	165,717	2,865,899

Liabilities

Accrued expenses	19	16	35	22	16	38

Other liabilities	3,262	1,670	4,932	2,625	1,635	4,260

Total liabilities	3,281	1,686	4,967	2,647	1,651	4,298

Net assets available for benefits	$2,741,141	$180,689	$2,921,830	$2,697,535	$164,066	$2,861,601

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2016 and 2015
(in thousands)

		2016			2015
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income
Interest	$16,220	$—	$16,220	$15,459	$—	$15,459
Dividends	34,307	4,324	38,631	86,446	3,733	90,179
Net appreciation (depreciation) in fair value of investments	99,375	19,544	118,919	(79,354)	(18,444)	(97,798)
Net investment gain (loss)	149,902	23,868	173,770	22,551	(14,711)	7,840
Interest income from notes receivable	2,272	—	2,272	2,250	—	2,250
Participant contributions	101,291	—	101,291	93,530	—	93,530
Plan sponsor contributions	46,807	15,688	62,495	45,917	14,993	60,910
Total additions	300,272	39,556	339,828	164,248	282	164,530

Deductions from net assets:

Distributions to and withdrawals by participants	303,601	12,113	315,714	220,374	8,215	228,589
Administrative expenses (refunds)	(12)	—	(12)	(945)	—	(945)
Total deductions	303,589	12,113	315,702	219,429	8,215	227,644
Net increase (decrease) in net assets	(3,317)	27,443	24,126	(55,181)	(7,933)	(63,114)
Transfers from non-participant directed	10,820	(10,820)	—	8,362	(8,362)	—
Plan transfers (see Note 15)	36,103	—	36,103	3,735	—	3,735
Net assets available for benefits at beginning of year	2,697,535	164,066	2,861,601	2,740,619	180,361	2,920,980
Net assets available for benefits at end of year	$2,741,141	$180,689	$2,921,830	$2,697,535	$164,066	$2,861,601

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States ("Eastman", the "Company" or the "Plan Sponsor"). The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code ("IRC"). All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman. The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Investment Plan Committee ("IPCO"), which is the Plan Administrator and is comprised of Eastman employees. The Plan has trusts which are administered by the Fidelity Management Trust Company (the "Trustee"). The trusts include the Eastman Chemical Trust and the Eastman Stock Ownership Plan ("ESOP") Trust.

Money in the forfeiture account of the Plan is available to be used both to offset future Company contributions and for various administrative expenses of the Plan. The balance of the forfeiture account at December 31, 2016 and 2015 was $170,609 and $85,129, respectively. There were no forfeitures used in 2016 and 2015.

On or after January 1, 2007, each eligible employee hired by the Company will, in addition to the Retirement Savings Contribution ("RSC"), be automatically enrolled as a participant in the Eastman Investment Plan ("EIP") portion of the Plan. The participants will be deemed to have elected to defer 7% of their qualifying compensation each pay period to the EIP portion of the Plan, unless they affirmatively decline or they elect to contribute a percentage other than 7%. Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period. Plan participants may elect to enroll in an automatic annual increase program with an increase to deferral rates each year until the participant's deferral reaches 40%. Their contributions will be invested in a Vanguard Target Date Fund, effective April 1, 2017, that has a target retirement date closest to the year in which the participant reaches age 65 until changed by the participant.

For additional information regarding the Plan, see the complete Plan documents.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (1) deferral of qualifying compensation and (2) contributions by the Plan Sponsor of cash or its common stock to the participants' accounts as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

The Plan includes a salary deferral provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, up to the statutory limit of $18,000 for 2016 and 2015 as permitted by the IRC. For the catch-up salary deferral, an eligible employee who attained age 50 before the close of the calendar year was allowed to defer up to an additional $6,000 for 2016 and 2015 of qualifying compensation, as defined in the Plan, up to certain IRC limitations. Plan Sponsor contributions are also subject to certain other limitations. Participants' salary deferrals are contributed to the Plan by Eastman on behalf of the participants. The Plan's Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various mutual funds, and/or interest in a guaranteed investment contract fund (see Notes 6 and 7). Generally, participants may transfer amounts among the funds on any business day. Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 10). Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which continue to be subject to the former plans' vesting requirements.

The Plan requires for the RSC to be contributed either to the employee's ESOP Fund accounts for employee's first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions. For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant's investment elections at such time as the RSC is made.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions. Contributions may be paid to the ESOP Trust in cash or shares of Eastman common stock and are deposited in the Company contribution account. Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company. Participants are not permitted to make contributions to the ESOP Trust.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, a qualified defined benefit plan also sponsored by Eastman Chemical Company, (2) a former employer's 401(a) and 401(k) plan, or (3) an employee's individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the IRC. All rollover contributions into the Plan must meet the applicable IRC requirements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Notes receivable from participants

The IPCO may grant a note receivable (loan) of at least $1,000 to a participant provided that the aggregate of the participant's notes receivable does not exceed the lesser of (1) $50,000 reduced by the excess, if any, of (a) the participant's highest notes receivable balance from the preceding 12 months over (b) the outstanding total notes receivable balance from the Plan on the date on which the notes receivable was made, or (2) 50% of the non-forfeitable portion of the participant's account. In accordance with the Plan provisions, the rate of interest on new participant notes receivable approximates current market rates. The term of any notes receivable from participants is determined by IPCO and shall not exceed five years. Notes receivable from participants transferred to the Plan from acquisitions carry terms applicable under that plan. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan is reduced and a benefit payment is recorded. At December 31, 2016, $51.8 million in notes receivable from participants were outstanding with remaining terms of 4 to 72 months and interest rates ranging from 3.25% to 5.25%. At December 31, 2015, $50.4 million in notes receivable from participants were outstanding for terms from 5 to 72 months and interest rates ranging from 3.25% to 5.25%.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•	Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•
Upon separation of service from Eastman for any reason except death, the full value of a participant's account is distributed in a lump sum payment for those participants whose account value is less than or equal to $1,000. Separated participants with accounts in excess of $1,000 may elect either (1) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 70½ or (2) an immediate lump-sum distribution of the participant's account or, at the election of the participant, distributions in monthly or annual installments. Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

•
In the event of death, the value of a participant's account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $1,000. If the beneficiary is a surviving spouse and the participant account value exceeds $1,000, payment will be made in either a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•	Distributions to participants shall commence in the year following the year a participant attains age 70½, unless the participant is still actively employed with the Company.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•
Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure. They are also granted for payment of funeral expenses for a deceased parent, spouse or child of the participant, or payment of expenses for repair or damage to the participant’s principal residence. Hardship withdrawals may not exceed the value of the participant's accounts in the Plan on the date of withdrawal.

•	The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the IRC.

Investment of ESOP Fund Assets

ESOP Fund assets are invested primarily in Eastman common stock. However, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•	The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•	The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•
The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP). Until the loan is repaid, securities acquired with the respective loan proceeds are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account". On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants. The ESOP Fund currently is not a leveraged ESOP.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis, or (c) paid by the Company directly to participants. Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting. The ESOP Fund account maintained for each participant consists of:

•	Plan Sponsor contributions made or invested in shares of Eastman common stock.

•
Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•	An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.

•	After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year. In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.
Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company. Participants will be notified if their total annual contribution is limited by this legal maximum.

2.	SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America ("USGAAP"), have been used consistently in the preparation of the Plan's financial statements.

Basis of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment policy and valuation

The Plan's investments are stated at fair value except for its fully benefit responsive investment contract, which is valued at contract value (see Note 7). If available, quoted market prices are used to value investments. IPCO determines the Plan's valuation policies utilizing information provided by Fidelity Investments and the Director of Benefits Finance and Investments. See Note 8 for discussion of fair value measurements.

For investments in the ESOP Fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable. All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded at the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Payments to participants

Benefit payments to participants are recorded when paid.

3.	RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Included in investments at December 31, 2016 and 2015 are shares of the Plan Sponsor's common stock amounting to $314 million and $361 million, respectively. This investment represents 11.1% and 13.1% of total investments at December 31, 2016 and 2015, respectively. A significant decline in the market value of the Plan Sponsor's stock would significantly affect the net assets available for benefits.

4.	CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan. Contributions are invested in the Plan's funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations. The Plan has accrued Company contributions for participant-directed funds of $32.2 million and $32.8 million and for the non-participant-directed ESOP Fund of $15.7 million and $15 million at December 31, 2016 and 2015, respectively.

5.	NOTES RECEIVABLE FROM PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions. The loans are reflected as notes receivable from participants. Notes receivable from participants are accounted for as a transfer from the fund directed by the participant to the Notes Receivable from Participants Fund. The principal portion of participant repayments reduces the Notes Receivable from Participants Fund receivable. The principal and interest repaid are directed to funds to which the participant's current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant's current contributions are directed. The Notes Receivable from Participants Fund's net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits, respectively. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Unless otherwise specified by the participant, the proceeds of new notes receivable will be withdrawn from the investment funds on a pro-rata basis. Outstanding notes receivable from participants at December 31, 2016 and 2015 were approximately $51.8 million and $50.4 million, respectively. Interest income earned on notes receivable from participants is credited directly to the participants' accounts and was approximately $2.3 million for both 2016 and 2015.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

6.	INVESTMENTS

At December 31, 2016 and 2015, the Plan's assets were invested in Eastman Chemical Company common stock, mutual funds, and synthetic investment contracts (see Note 7). Subject to certain limitations, participants are provided the option of directing their contributions among the investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds. The following table presents the Plan's investments by type at December 31, 2016 and 2015, respectively.

(in thousands)	2016	2015

Cash	$4,814	$6,150
Eastman Chemical Company common stock	313,985	361,084
Mutual funds	1,569,230	1,489,309
Managed income fund	902,221	874,030
Self-directed brokerage account	32,208	31,881
Total	$2,822,458	$2,762,454

The following investment options, which invest primarily in common stock of the Plan Sponsor, were available to participants in 2016 and 2015:

Eastman Stock Fund
This participant-directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman common stock are generally made on the open market on behalf of and as elected by Plan participants. During 2016, the Trustee purchased 1,203,700 shares of Eastman common stock for the fund at an average price of $66.40 per share, and sold 2,284,200 shares of Eastman common stock for the fund at an average price of $71.60 per share. During 2015, the Trustee purchased 1,572,790 shares of Eastman common stock for the fund at an average price of $70.95 per share and sold 1,573,345 shares at an average price of $74.64 per share. Dividends paid from the Eastman Stock Fund totaled $5.2 million and $5 million in 2016 and 2015, respectively.

Eastman ESOP Fund
This non-participant directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman common stock are generally made on the open market, on behalf of its participants and as directed by the Plan's guidelines. During 2016, the Trustee purchased 279,200 shares of Eastman common stock for the fund at an average price of $60.04 per share, and sold 248,500 shares of Eastman common stock for the fund at an average price of $70.06 per share. During 2015, the Trustee purchased 197,100 shares of Eastman common stock for the fund at an average price of $74.13 per share, and sold 169,500 shares at an average price of $73.99 per share. Participants can elect to have the dividends paid in cash or reinvested back into the Eastman ESOP fund.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

7.	INSURANCE CONTRACTS

The Plan invests in the Managed Income Fund (the "Fund"), which invests in synthetic investment contracts only, totaling $902 million and $874 million at December 31, 2016 and 2015, respectively. The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A synthetic investment contract, also referred to as a "wrap" contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets. Participants can redeem interest in this daily and there is no notice period on these redemptions.

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the Fund, to maintain a constant net asset value ("NAV") and to protect the Fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemption of most of the Fund's shares) during a time when the market value of the Fund's covered assets are below their contract value and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund). Fees paid by the Fund for wrap contracts are a component of the Fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate". Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates the estimated future market value with the Fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund's return.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.

•	Complete or partial termination of the Plan.

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.

•
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.

•	Any early retirement program, group termination, group layoff, facility closing, or similar program.

•	Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not considered probable by IPCO.

8.	FAIR VALUE MEASUREMENT

Following is a description of the valuation methodologies used for assets measured at fair value:

•	Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•	Self-directed brokerage account: Unit valuation based on the published underlying NAV of the mutual funds. These mutual funds are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

USGAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under USGAAP are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs based on the Plan's assumptions used to measure assets and liabilities at fair value.

A financial instrument's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2016 and 2015:

(in thousands)	December 31, 2016	December 31, 2015
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash	$4,814	$6,150
Eastman common stock	313,985	361,084
Mutual funds	1,569,230	1,489,309
Self-directed brokerage account - mutual funds	32,208	31,881
Total	$1,920,237	$1,888,424

There are no redemption restrictions on the mutual fund investments. They are fully liquid and can be redeemed on a daily basis. There were no transfers between levels during 2016 and 2015. Also, there are no Level 2 or Level 3 investments at December 31, 2016 and 2015.

9.	OTHER RECEIVABLES AND OTHER LIABILITIES

Other receivables in the amount of $4.7 million and $5.3 million at December 31, 2016 and 2015, respectively, represent interest and dividends receivable, as well as receivables from the sale of investments. Other liabilities in the amount of $4.9 million and $4.3 million at December 31, 2016 and 2015, respectively, represent liabilities from the purchase of investments.

10.	DIVERSIFICATION FROM ESOP FUND

A participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions. During 2016 and 2015, $10.8 million and $8.4 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

11.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

12.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter in May 2015, in which the Internal Revenue Service ("IRS") stated that the Plan is in compliance with the applicable requirements of the IRC. No provision for income taxes has been included in the Plan's financial statements.

USGAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

13.	PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan. For both 2016 and 2015, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds. Administration fees for notes receivable from participants are deducted quarterly from the accounts of participants with outstanding notes receivable balances. Origination fees from notes receivable from participants are deducted from the participant's account at the inception of the note receivable. As of April 2016, the EIP fee methodology was changed to improve fee transparency.  The methodology was changed from a revenue sharing model to a flat-dollar payment model.  The flat-dollar payment is charged quarterly to the participant account and covers administrative fees including recordkeeping, legal, and consulting.  Investment related fees are charged directly to the participant account via the investment NAV.

14.	RELATED PARTIES

Certain Plan investments are shares of mutual funds managed by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as notes receivable from Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules (see Note 6).

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

15.	PLAN TRANSFERS

Effective December 5, 2014, Eastman acquired Taminco Corporation. The Taminco US Inc. 401(k) Plan was originally established effective December 1, 2006 and effective January 4, 2016 the assets were merged into the Plan.

Effective December 11, 2014, Eastman acquired Commonwealth Laminating & Coating, Inc. The Commonwealth Laminating & Coating, Inc. 401(k) Plan (the "Commonwealth Laminating & Coating Plan") was originally established effective September 1, 2002 and effective May 1, 2015, the assets were merged into the Plan.

16.	SUBSEQUENT EVENTS

The Plan Administrator has evaluated events occurring between December 31, 2016 and June 26, 2017 for proper recording and disclosure in these financial statements.

Supplemental Schedule

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2016
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Eastman Chemical Company	Common Stock, Participant directed, 1,991 shares	**	$149,730
*	Eastman Chemical Company	Common Stock, Non-Participant directed, 2,184 shares	83,288	164,255
	Subtotal - Common Stock			313,985
*	Fidelity Management Trust Company	Interest Bearing Cash, Participant directed	**	3,597
*	Fidelity Management Trust Company	Interest Bearing Cash, Non-Participant directed	1,217	1,217
	Subtotal - Cash			4,814
	DFA US SMALL CAP I	Registered Investment Company 1,392 shares	**	47,101
*	FMMT Retire Gov II	Registered Investment Company, 375 shares	**	375
*	FID EXT MKT IDX PR	Registered Investment Company, 826 shares	**	45,884
*	FID MAGELLAN K	Registered Investment Company, 1,076 shares	**	98,143
*	FID PURITAN K	Registered Investment Company, 5,728 shares	**	117,833
*	FID US BOND INDX PR	Registered Investment Company 2,034 shares	**	23,371
*	FID 500 INDEX INST	Registered Investment Company 1,623 shares	**	127,153
*	FID INTL INDEX INS	Registered Investment Company 479 shares	**	16,925
*	FID CONTRAFUND POOL	Registered Investment Company 12,500 shares	**	150,246
*	FID INTL DSCVRY POOL	Registered Investment Company 4,595 shares	**	45,817
*	FID BLUE CHIP GR POOL	Registered Investment Company 6,163 shares	**	62,183
	PIM TOTAL RT INST	Registered Investment Company 9,091 shares	**	91,185
	CLIPPER FUND	Registered Investment Company 256 shares	**	27,881
	TIFI TEMPL EMG MKTS	Registered Investment Company 1,266 shares	**	5,420
	TEMPLETON FOREIGN R6	Registered Investment Company 2,622 shares	**	18,015
	NB GENESIS R6	Registered Investment Company 1,204 shares	**	68,314
	FKLN SMMIDCP GRTH R6	Registered Investment Company 1,252 shares	**	43,173
	JPM EQUITY INCOME R6	Registered Investment Company 3,562 shares	**	54,112
	VANGUARD TARGET INC	Registered Investment Company 432 shares	**	20,414
	VANGUARD TARGET 2010	Registered Investment Company 284 shares	**	12,898
	VANGUARD TARGET 2015	Registered Investment Company 495 shares	**	22,758
	VANGUARD TARGET 2020	Registered Investment Company 2,223 shares	**	103,286
	VANGUARD TARGET 2025	Registered Investment Company 2,008 shares	**	92,385
	VANGUARD TARGET 2030	Registered Investment Company 2,101 shares	**	96,075
	VANGUARD TARGET 2035	Registered Investment Company 1,103 shares	**	50,804
	VANGUARD TARGET 2040	Registered Investment Company 1,013 shares	**	47,501
	VANGUARD TARGET 2045	Registered Investment Company 606 shares	**	28,336
	VANGUARD TARGET 2050	Registered Investment Company 862 shares	**	40,576
	VANGUARD TARGET 2055	Registered Investment Company 157 shares	**	8,982
	VANGUARD TARGET 2060	Registered Investment Company 69 shares	**	2,084
	Sub-total Mutual Funds			1,569,230

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2016
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Fidelity	Cash	**	19,067
	AT&T INC 3% 2/15/22	Corporate Bond 3.0% 2/15/22	**	730
	AT&T INC 2.45% 06/30/20	Corporate Bond 2.45% 06/30/20	**	1,093
	AT&T INC 2.8% 02/17/21	Corporate Bond 2.8% 02/17/21	**	731
	ABBOTT LAB 2.35% 11/30/19	Corporate Bond 2.35% 11/30/19	**	1,399
	ABBVIE INC 1.8% 05/14/18	Corporate Bond 1.8% 05/14/18	**	1,481
	ABBVIE INC 2.5% 05/14/20	Corporate Bond 2.5% 05/14/20	**	577
	ACE INA HOLDING 2.3% 11/03/20	Corporate Bond 2.3% 11/03/20	**	1,040
	ACTAVIS FUNDING 2.35% 03/12/18	Corporate Bond 2.35% 03/12/18	**	1,473
	ACTAVIS FUNDING SCS 3% 3/12/20	Corporate Bond 3% 3/12/20	**	631
	AETNA INC 1.9% 06/07/19	Corporate Bond 1.9% 06/07/19	**	1,118
	AETNA INC 2.4% 06/15/2021	Corporate Bond 2.4% 06/15/2021	**	940
	AMOT 2015-3 A 1.63% 05/20	Mortgage Back Security 2015-3 A 1.63% 05/20	**	1,479
	ALLYL 2015-SN1 A3 1.21% 03/17	Mortgage Back Security 2015-SN1 A3 1.21% 03/17	**	119
	ALLYA 2015-1 A3 1.39% 09/19	Mortgage Back Security 2015-1 A3 1.39% 09/19	**	1,053
	AMERICAN CAMPUS 3.35% 10/01/20	Corporate Bond 3.35% 10/01/20	**	561
	AMERICAN EX CRD 2.125% 3/18/19	Corporate Bond 2.125% 3/18/19	**	878
	AMERICAN EXPRESS 2.6% 09/14/20	Corporate Bond 2.6% 09/14/20	**	1,320
	AMERICAN EXPRESS 2.25% 5/05/21	Corporate Bond 2.25% 5/05/21	**	1,120
	AMXCA 2014-2 A 1.26% 01/20	Mortgage Back Security 2014-2 A 1.26% 01/20	**	1,662
	AMXCA 2014-3 A 1.49% 04/20	Mortgage Back Security 2014-3 A 1.49% 04/20	**	2,307
	AMXCA 2014-4 A 1.43% 06/20	Mortgage Back Security 2014-4 A 1.43% 06/20	**	2,560
	AMERICAN GENERAL LIFE	Synthetic GIC - 1.938% (fair value to contract value)	**	(760)
	AMERICAN HONDA 1.7% 02/22/19	Corporate Bond 1.7% 02/22/19	**	726
	AMERICAN HONDA 1.2% 07/12/19	Corporate Bond 1.2% 07/12/19	**	281
	AMERICAN HONDA FIN 1.7% 9/9/21	Corporate Bond 1.7% 9/9/21	**	1,243
	AMERICAN INTL 5.85% 1/16/18	Corporate Bond 5.85% 1/16/18	**	993
	AMERICAN INTL GROUP 2.3% 7/19	Corporate Bond 2.3% 7/19	**	396
	AMERICAN INTL GRP 3.3% 3/01/21	Corporate Bond 3.3% 3/01/21	**	386
	AMGEN INC 2.125% 05/01/2020	Corporate Bond 2.125% 05/01/2020	**	770
	AMPHENOL CORP 3.125% 09/15/21	Corporate Bond 3.125% 09/15/21	**	258
	ANHEUSER BUSCH 2.2% 8/18	Corporate Bond 2.2% 8/18	**	1,828
	AB INBEV FIN 2.15% 2/1/19	Corporate Bond 2.15% 2/1/19	**	842
	ANHUESER-BUSCH IN 1.9% 2/01/19	Corporate Bond 1.9% 2/01/19	**	1,766
	ANHUESER-BUSCH 2.65% 2/01/21	Corporate Bond 2.65% 2/01/21	**	1,521
	ANHUESER-BUSCH IN 3.3% 2/01/23	Corporate Bond 3.3% 2/01/23	**	1,663
	APPLE INC 2.1% 05/06/19	Corporate Bond 2.1% 05/06/19	**	273
	APPLE INC 2.85% 5/6/21	Corporate Bond 2.85% 5/6/21	**	1,284
	ASIAN DEV BK YANK5.593 7/16/18	Corporate Bond 5.593% 7/16/18	**	81
	AUSTRALIA & NZ 1.45% 5/15/18	Corporate Bond 1.45% 5/15/18	**	2,264
	AUST & NZ BKG NY 2.25% 6/13/19	Corporate Bond 2.25% 6/13/19	**	1,255
	AVALONBAY COMM 3.625% 10/1/20	Corporate Bond 3.625% 10/1/20	**	423
	BACCT 2015-A2 A 1.36% 09/20	Mortgage Back Security 2015-A2 A 1.36% 09/20	**	1,811
	BAE SYSTEMS 2.85% 12/15/20	Corporate Bond 2.85% 12/15/20	**	1,423
	BAT INTL FIN 2.75% 6/20 144A	Corporate Bond 2.75% 6/20 144A	**	1,469
	BAT INTL FIN 3.5% 6/22 144A	Corporate Bond 3.5% 6/22 144A	**	1,128
	BPCM 1.375% 5/10/18	Corporate Bond 1.375% 5/10/18	**	769
	BP CAPITAL MKTS 1.676% 5/3/19	Corporate Bond 1.676% 5/3/19	**	358
	BNP PARIBA 2.45% 03/17/19	Corporate Bond 2.45% 03/17/19	**	873
	BPCE SA 2.5% 7/15/19	Corporate Bond 2.5% 7/15/19	**	834

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2016
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	BMWOT 2016-A A3 1.16% 07/20	Mortgage Back Security 2016-A A3 1.16% 07/20	**	934
	BANK AMER NA 1.75% 06/05/18	Corporate Bond 1.75% 06/05/18	**	1,472
	BANK AMER 5.65% 5/01/18	Corporate Bond 5.65% 5/01/18	**	777
	BANK OF AMERICA CRP MTN 2 1/18	Corporate Bond 2% 1/18	**	1,968
	BANK AMER FDG CRP 2.6% 1/15/19	Corporate Bond 2.6% 1/15/19	**	3,130
	BANK AMERICA CORP 2.65% 4/1/19	Corporate Bond 2.65% 4/1/19	**	1,954
	BANK OF AMERICA 2.625% 4/19/21	Corporate Bond 2.625% 4/19/21	**	354
	BACM 2016-UB10 A2 2.723% 06/49	Mortgage Back Security 2.723% 06/49	**	960
	BANK NOVA SCOTIA 2.8% 07/21/21	Corporate Bond 2.8% 07/21/21	**	836
	BANK T-M UFJ 1.65% 2/26/18 144	Corporate Bond 1.65% 2/26/18 144	**	763
	BANK T-M UFJ 2.35% 9/8/19 144A	Corporate Bond 2.35% 9/8/19 144A	**	765
	BANK TOKYO-MSB 2.3% 03/20 144A	Corporate Bond 2.3% 03/20 144A	**	717
	BANK OF TOKYO - MITSUBUSHI	Synthetic GIC - 1.953% (fair value to contract value)	**	(1,047)
	BARCLAYS PLC 2.75% 11/8/19	Corporate Bond 2.75% 11/8/19	**	1,836
	BARCLAYS PLC 2.875% 06/20	Corporate Bond 2.875% 06/20	**	795
	BARCLAYS PLC 3.25% 01/12/21	Corporate Bond 3.25% 01/12/21	**	807
	BAXALTA INC 2.875% 06/23/20	Corporate Bond 2.875% 06/23/20	**	305
	BECTON DICKINSO 2.675% 12/19	Corporate Bond 2.675% 12/19	**	208
	BERKSHIRE HATH 2.2% 3/15/21	Corporate Bond 2.2% 3/15/21	**	739
	BERKSHIRE HATH 2.75% 3/15/23	Corporate Bond 2.75% 3/15/23	**	712
	BERKSHIRE HATHAWAY 1.15% 8/18	Corporate Bond 1.15% 8/18	**	999
	BOSTON PT LTD MTN 5.875% 10/19	Corporate Bond 5.875% 10/19	**	468
	BRITISH TELECOM PLC 2.35% 2/19	Corporate Bond 2.35% 2/19	**	1,106
	CD 2007-CD5 A1A 5.8% 11/44	Mortgage Back Security 5.8% 11/44	**	1,009
	COMM 2015-CR22 A2 2.856% 03/48	Mortgage Back Security 2.856% 03/48	**	496
	CSMC 16-NXSR A1 1.9708% 12/49	Mortgage Back Security 1.9708% 12/49	**	489
	COMM 2012-LC4 A4 3.288% 12/44	Mortgage Back Security 3.288% 12/44	**	604
	COMM 2010-C1 A3 4.205 7/46	Mortgage Back Security 4.205% 7/46	**	2,738
	COMM 2012-CR1 A2 2.35% 5/45	Mortgage Back Security 2.35% 5/45	**	289
	COMM 2012-CR3 ASB 2.372% 11/45	Mortgage Back Security 2.372% 11/45	**	689
	COMM 2014-CR17 A2 3.012% 05/47	Mortgage Back Security 3.012% 05/47	**	1,218
	COMM 2014-CR18 A2 2.924% 07/47	Mortgage Back Security 2.924% 07/47	**	941
	CSAIL 2016-C7 A1 1.4928% 11/49	Mortgage Back Security 1.4928% 11/49	**	725
	CVS HEALTH CORP 1.9% 07/20/18	Corporate Bond 1.9% 07/20/18	**	703
	CVS HEALTH CORP 2.8% 07/20/20	Corporate Bond 2.8% 07/20/20	**	689
	CAN NATURAL RES 3.45% 11/15/21	Corporate Bond 3.45% 11/15/21	**	1,155
	CAPITAL ONE FIN 2.45% 04/24/19	Corporate Bond 2.45% 04/24/19	**	697
	COMET 2014-A2 A2 1.26% 01/20	Mortgage Back Security 2014-A2 A2 1.26% 01/20	**	1,691
	COMET 2014-A5 A 1.48% 07/20	Mortgage Back Security 2014-A5 A 1.48% 07/20	**	2,322
	COMET 2015-A1 A 1.39% 01/21	Mortgage Back Security 2015-A1 A 1.39% 01/21	**	3,150
	COMET 2015-A2 A2 2.08% 03/23	Mortgage Back Security 2015-A2 A2 2.08% 03/23	**	1,807
	COMET 2015-A5 A5 1.60% 5/21	Mortgage Back Security 2015-A5 A5 1.60% 5/21	**	1,506
	COMET 2015-A7 A7 1.45% 08/21	Mortgage Back Security 2015-A7 A7 1.45% 08/21	**	478
	COMET 2016-A3 A3 1.34% 04/22	Mortgage Back Security 2016-A3 A3 1.34% 04/22	**	2,696
	COMET 2016-A4 A4 1.33% 6/15/22	Mortgage Back Security 2016-A4 A4 1.33% 6/15/22	**	1,385
	CAPITAL ONE BK 2.35% 08/17/18	Corporate Bond 2.35% 08/17/18	**	923
	CAPITAL ONE BK 2.25% 2/13/19	Corporate Bond 2.25% 2/13/19	**	1,641
	CARMX 16-4 A3 1.4% 08/21	Mortgage Back Security 1.4% 08/21	**	1,498
	CARMX 2014-4 A3 1.25% 11/19	Mortgage Back Security 1.25% 11/19	**	557
	CARMX 2015-3 A3 1.63% 06/20	Mortgage Back Security 1.63% 06/20	**	703

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2016
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	CARMX 2015-1 A3 1.38% 11/19	Mortgage Back Security 1.38% 11/19	**	669
	CARMX 2016-2 A3 1.52% 02/21	Mortgage Back Security 1.52% 02/21	**	743
	CELGENE CORP 2.125% 8/15/18	Corporate Bond 2.125% 8/15/18	**	670
	CHAIT 2014-A7 A7 1.38% 11/19	Mortgage Back Security 2014-A7 A7 1.38% 11/19	**	1,902
	CHAIT 2015-A2 A2 1.59% 02/20	Mortgage Back Security 2015-A2 A2 1.59% 02/20	**	3,093
	CHAIT 2015-A4 A4 1.84% 04/22	Mortgage Back Security 2015-A4 A4 1.84% 04/22	**	1,803
	CHAIT 2015-A5 A5 1.36% 04/20	Mortgage Back Security 2015-A5 A5 1.36% 04/20	**	1,440
	CHAIT 15-A7 A7 1.62% 7/20	Mortgage Back Security 15-A7 A7 1.62% 7/20	**	1,493
	CHAIT 2016-A2 A 1.37% 06/15/21	Mortgage Back Security 2016-A2 A 1.37% 06/15/21	**	1,829
	CHAIT 2016-A5 A5 1.27% 07/21	Mortgage Back Security 2016-A5 A5 1.27% 07/21	**	2,788
	CHEVRON PHIL 2.45% 5/1/20 144A	Corporate Bond 2.45% 5/1/20 144A	**	672
	CHEVRON CORP 2.193% 11/15/19	Corporate Bond 2.193% 11/15/19	**	66
	CHEVRON CORP NEW 1.961% 03/20	Corporate Bond 1.961% 03/20	**	1,338
	CISCO SYSTEMS 2.45% 6/15/20	Corporate Bond 2.45% 6/15/20	**	739
	CISCO SYSTEMS 1.85% 9/20/21	Corporate Bond 1.85% 9/20/21	**	1,314
	CGCMT 2016-P6 A1 1.884% 12/49	Mortgage Back Security 2016-P6 A1 1.884% 12/49	**	245
	CITIGROUP INC 2.55% 04/08/19	Corporate Bond 2.55% 04/08/19	**	4,278
	CITIGROUP INC 2.5% 7/29/19	Corporate Bond 2.5% 7/29/19	**	1,841
	CITIGROUP INC 1.7% 4/27/18	Corporate Bond 1.7% 4/27/18	**	712
	CITIGROUP 2.15% 07/18	Corporate Bond 2.15% 07/18	**	258
	CCCIT 2014-A4 A4 1.23% 04/19	Mortgage Back Security 2014-A4 A4 1.23% 04/19	**	1,688
	CCCIT 2014-A6 A6 2.15% 07/21	Mortgage Back Security 2014-A6 A6 2.15% 07/21	**	4,253
	CCCIT 2014-A8 A8 1.73% 04/20	Mortgage Back Security 2014-A8 A8 1.73% 04/20	**	2,706
	CCCIT 2016-A1 A1 0% 11/21	Mortgage Back Security 2016-A1 A1 0% 11/21	**	2,267
	CGCMT 13-GC11 A1 0.754% 4/46	Mortgage Back Security 0.754% 4/46	**	118
	CITIZENS BK MTN 2.45% 12/04/19	Corporate Bond 2.45% 12/04/19	**	1,182
	CITIZENS BANK NA 2.3% 12/03/18	Corporate Bond 2.3% 12/03/18	**	2,013
	CITIZENS BANK NA 2.5% 03/14/19	Corporate Bond 2.5% 03/14/19	**	440
	CITIZENS BANK NA 2.55% 5/13/21	Corporate Bond 2.55% 5/13/21	**	1,175
	CITIZENS FINCL 2.375% 7/28/21	Corporate Bond 2.375% 7/28/21	**	126
	CWCI 2007-C2 A3 5.484% 04/47	Mortgage Back Security 2007-C2 A3 5.484% 04/47	**	443
	COLGATE-PALMOLIVE 0.9% 5/1/18	Corporate Bond 0.9% 5/1/18	**	1,006
	COMCAST CORP 1.625% 01/15/22	Corporate Bond 1.625% 01/15/22	**	2,192
	COMERICA INC 2.125% 05/23/19	Corporate Bond 2.125% 05/23/19	**	497
	COMM 2007-C9 A4 CSTR 12/49	Mortgage Back Security 2007-C9 A4 CSTR 12/49	**	570
	COMM 2013-LC6 A1 .7240% 1/46	Mortgage Back Security 2013-LC6 A1 .7240% 1/46	**	51
	COMMONWEALTH NY 2.25% 03/13/19	Corporate Bond 2.25% 03/13/19	**	1,714
	COMMONWEALTH BK NY 2.3% 9/6/19	Corporate Bond 2.3% 9/6/19	**	1,161
	COMMWLTH BK ASTL NYB 2.3% 3/20	Corporate Bond 2.3% 3/20	**	711
	CONOCOPHILLIP CO 2.2% 05/15/20	Corporate Bond 2.2% 05/15/20	**	465
	RABOBANK NY BRH 1.375% 8/9/19	Corporate Bond 1.375% 8/9/19	**	445
	CORNING INC 1.45% 11/15/17	Corporate Bond 1.45% 11/15/17	**	100
	CREDIT SUISSE 3.125% 12/20	Corporate Bond 3.125% 12/20	**	249
	CREDIT SUISSE GG 3.45% 4/16/21	Corporate Bond 3.45% 4/16/21	**	1,104
	CREDIT SUISSE NY 2.3% 5/19	Corporate Bond 2.3% 5/19	**	1,647
	CREDIT SUISSE NY 3% 10/29/21	Corporate Bond 3% 10/29/21	**	770
	DBUBS 2011-LC2A A4 4.537% 7/44	Mortgage Back Security 2011-LC2A A4 4.537% 7/44	**	1,382
	DAIMLER FIN 2.375% 8/18 144A	Corporate Bond 2.375% 8/18 144A	**	1,017
	DAIMLER FIN NA 2.25% 9/19 144A	Corporate Bond 2.25% 9/19 144A	**	1,693
	DAIMLER FIN 2.25% 3/20 144A	Corporate Bond 2.25% 3/20 144A	**	1,626

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2016
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	DANAHER CORP 2.4% 09/15/20	Corporate Bond 2.4% 09/15/20	**	257
	DEERE JOHN CAP CORP 1.6% 7/18	Corporate Bond 1.6% 7/18	**	269
	DEUTSCHE BANK AG 1.4% 2/13/17	Corporate Bond 1.4% 2/13/17	**	1,226
	DEUTSCHE BANK AG 2.5% 2/13/19	Corporate Bond 2.5% 2/13/19	**	2,503
	DIAMOND 1 FI 3.48% 6/1/19 144A	Corporate Bond 3.48% 6/1/19 144A	**	1,545
	DIGITAL REALTY 3.95% 07/01/22	Corporate Bond 3.95% 07/01/22	**	514
	DIGNITY HEALTH 2.637% 11/1/19	Corporate Bond 2.637% 11/1/19	**	203
	DISCOVER BK 2% 02/21/18	Corporate Bond 2% 02/21/18	**	2,014
	DISCOVER BKNT NEW 3.2% 8/9/21	Corporate Bond 3.2% 8/9/21	**	254
	DISCOVER BANK 3.1% 06/20	Corporate Bond 3.1% 06/20	**	794
	DISCOVER BANK 2.6% 11/13/18	Corporate Bond 2.6% 11/13/18	**	738
	DCENT 2012-A6 A6 1.67% 01/22	Mortgage Back Security 2012-A6 A6 1.67% 01/22	**	3,179
	DCENT 2014-A3 A3 1.22% 10/19	Mortgage Back Security 2014-A3 A3 1.22% 10/19	**	2,616
	DCENT 2014-A4 A4 2.12% 12/21	Mortgage Back Security 2014-A4 A4 2.12% 12/21	**	1,606
	DCENT 2014-A5 A 1.39% 04/20	Mortgage Back Security 2014-A5 A 1.39% 04/20	**	2,305
	DCENT 2015-A2 A 1.90% 10/22	Mortgage Back Security 2015-A2 A 1.90% 10/22	**	718
	DCENT 2016-A1 A1 1.64% 07/21	Mortgage Back Security 2016-A1 A1 1.64% 07/21	**	1,401
	DCENT 2016-A4 A4 1.39% 3/22	Mortgage Back Security 2016-A4 A4 1.39% 3/22	**	1,761
	DOMINION GAS HLDGS 2.5% 12/19	Corporate Bond 2.5% 12/19	**	263
	DOMINION RESOURCE 1.9% 6/15/18	Corporate Bond 1.9% 6/15/18	**	1,182
	DOMINION RESOURCE 2% 8/15/21	Corporate Bond 2% 8/15/21	**	247
	DUKE ENERGY 1.8% 9/1/21	Corporate Bond 1.8% 9/1/21	**	389
	DUKE ENERGY FL 1.196% 3/1/20	Mortgage Back Security 1.196% 3/1/20	**	334
	ERP OPERATING LP 2.375% 7/19	Corporate Bond 2.375% 7/19	**	555
	ERP OPERATING LP 3.375% 6/1/25	Corporate Bond 3.375% 6/1/25	**	736
	EDISON INTRNL 2.95% 03/15/23	Corporate Bond 2.95% 03/15/23	**	274
	EMERA US FI 2.15% 6/15/19 144A	Corporate Bond 2.15% 6/15/19 144A	**	191
	ENTERPRISE PRD 2.55% 10/15/19	Corporate Bond 2.55% 10/15/19	**	159
	ENTERPRISE PRD 1.65% 05/07/18	Corporate Bond 1.65% 05/07/18	**	301
	ENTERPRISE PROD 2.85% 4/15/21	Corporate Bond 2.85% 4/15/21	**	586
	CGCMT 2016-P4 A2 2.446% 07/49	Mortgage Back Security 2.446% 07/49	**	331
	EVERSOURCE ENERGY 2.5% 3/15/21	Corporate Bond 2.5% 3/15/21	**	337
	EXELON CORP 1.55% 6/9/17	Corporate Bond 1.55% 6/9/17	**	145
	EXELON CORP 2.85% 6/15/20	Corporate Bond 2.85% 6/15/20	**	1,755
	EXXON MOBIL CORP 2.726% 3/1/23	Corporate Bond 2.726% 3/1/23	**	1,124
	EXXON MOBIL CORP 2.222% 3/1/21	Corporate Bond 2.222% 3/1/21	**	1,430
	FHLG 15YR 4.50% 8/18 #E98688	Government Bond 4.50% 8/18 #E98688	**	48
	FHLG 15YR 4.50% 9/18 #E99205	Government Bond 4.50% 9/18 #E99205	**	20
	FHLG 15YR 4.50% 10/18 #E99833	Government Bond 4.50% 10/18 #E99833	**	27
	FHLM ARM 3.53% 4/40 #1B4657	Government Bond 3.53% 4/40 #1B4657	**	74
	FHLM ARM 3.58% 4/40 #1B4702	Government Bond 3.58% 4/40 #1B4702	**	70
	FHLG 15YR 5.00% 4/20 #G13598	Government Bond 5.00% 4/20 #G13598	**	92
	FHLG 15YR 3.5% 08/30#G15273	Government Bond 3.5% 08/30#G15273	**	1,449
	FHLG 25YR 5.50% 7/35 #G05815	Government Bond 5.50% 7/35 #G05815	**	108
	FHLM ARM 4.941% 11/35 #1J1228	Government Bond 4.941% 11/35 #1J1228	**	67
	FHLG 20YR 3.5% 06/32#C91456	Government Bond 3.5% 06/32#C91456	**	1,905
	FHLM ARM 3.717% 05/41#1B8124	Government Bond 3.717% 05/41#1B8124	**	73
	FHLM ARM 3.224% 4/41#1B8179	Government Bond 3.224% 4/41#1B8179	**	52
	FHLM ARM 3.464% 5/1/41#1B8304	Government Bond 3.464% 5/1/41#1B8304	**	47
	FHLM ARM 3.627% 6/1/41#1B8372	Government Bond 3.627% 6/1/41#1B8372	**	76

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2016
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FHLM ARM 3.283 6/1/41	Government Bond 3.283 6/1/41	**	60
	FHLM ARM 2.98% 8/41 #1B8533	Government Bond 2.98% 8/41 #1B8533	**	111
	FHLM ARM 3.07% 9/41 #1B8608	Government Bond 3.07% 9/41 #1B8608	**	71
	FHLM ARM 3.242% 9/1/41#1B8659	Government Bond 3.242% 9/1/41#1B8659	**	56
	FHLG 5.50% 3/34 #G01665	Government Bond 5.50% 3/34 #G01665	**	157
	FHLG 15YR 4.00% 9/25 #E02787	Government Bond 4.00% 9/25 #E02787	**	299
	FHLG 15YR 4.00% 4/26 #E02867	Government Bond 4.00% 4/26 #E02867	**	153
	FHLG 15YR 4.50% 11/18 #B10931	Government Bond 4.50% 11/18 #B10931	**	17
	FHLB 0.875% 06/29/18	Government Bond 0.875% 06/29/18	**	4,060
	FHLB 0.875% 08/05/19	Government Bond 0.875% 08/05/19	**	1,162
	FHLM ARM 4.199% 8/36 #848185	Government Bond 4.199% 8/36 #848185	**	93
	FHLM AR 12M+187.9 10/42#849255	Government Bond 12M+187.9 10/42#849255	**	286
	FHLG 15YR 3% 05/29#J29409	Government Bond 3% 05/29#J29409	**	3,141
	FHLG 5.50% 5/34 #Z40042	Government Bond 5.50% 5/34 #Z40042	**	1,193
	FNMA 1.5% 11/30/20	Government Bond 1.5% 11/30/20	**	6,025
	FNMA 1.125% 12/14/18	Government Bond 1.125% 12/14/18	**	2,780
	FNMA 1.375% 02/26/21	Government Bond 1.375% 02/26/21	**	9,234
	FNMA 1% 02/26/19	Government Bond 1% 02/26/19	**	6,397
	FNMA 0.875% 08/02/19	Government Bond 0.875% 08/02/19	**	4,410
	FNMA 1.25% 08/17/21	Government Bond 1.25% 08/17/21	**	1,141
	FNMA 1% 10/24/19	Government Bond 1% 10/24/19	**	8,599
	FNMA 1.875% 09/18/18	Government Bond 1.875% 09/18/18	**	4,164
	FNR 2013-16 GP 3% 03/33	Mortgage Back Security 2013-16 GP 3% 03/33	**	1,016
	FNR 2014-83 P 3% 06/43	Mortgage Back Security 2014-83 P 3% 06/43	**	1,462
	FNR 2015-32 PA 3% 4/44	Mortgage Back Security 2015-32 PA 3% 4/44	**	1,169
	FNR 2015-28 P 2.5% 5/45	Mortgage Back Security 2015-28 P 2.5% 5/45	**	3,257
	FNR 2015-28 JE 3% 05/45	Mortgage Back Security 2015-28 JE 3% 05/45	**	2,347
	FNR 2015-42 LE 3% 06/45	Mortgage Back Security 2015-42 LE 3% 06/45	**	2,104
	FNR 2015-49 LE 3% 07/45	Mortgage Back Security 2015-49 LE 3% 07/45	**	1,462
	FNR 2015-54 LE 2.5% 07/45	Mortgage Back Security 2015-54 LE 2.5% 07/45	**	1,775
	FNR 2016-19 AH 3% 04/46	Mortgage Back Security 2016-19 AH 3% 04/46	**	1,571
	FNR 2016-26 CG 3% 05/46	Mortgage Back Security 2016-26 CG 3% 05/46	**	3,927
	FNR 2016-27 HK 3% 01/41	Mortgage Back Security 2016-27 HK 3% 01/41	**	2,010
	FNR 2016-27 KG 3% 01/40	Mortgage Back Security 2016-27 KG 3% 01/40	**	1,058
	FNR 2016-37 BK 3% 06/46	Mortgage Back Security 2016-37 BK 3% 06/46	**	4,146
	FNR 2016-34 GH 3% 06/46	Mortgage Back Security 2016-34 GH 3% 06/46	**	3,990
	FNR 2016-105 PA 3.5% 4/45	Mortgage Back Security 2016-105 PA 3.5% 4/45	**	2,202
	FNR 2016-100 P 3.5% 11/44	Mortgage Back Security 2016-100 P 3.5% 11/44	**	3,413
	FNR 2012-94 E 3% 6/22	Mortgage Back Security 2012-94 E 3% 6/22	**	129
	FHR 4046 LA 3% 11/2026	Mortgage Back Security 4046 LA 3% 11/2026	**	748
	FHR 3820 DA 4% 11/35	Mortgage Back Security 3820 DA 4% 11/35	**	249
	FHR 2015-4472 WL 3% 05/45	Mortgage Back Security 2015-4472 WL 3% 05/45	**	1,319
	FHR SER 4221 CLS GA 1.4% 7/23	Mortgage Back Security SER 4221 CLS GA 1.4% 7/23	**	1,107
	FHLMC 0.75% 04/09/18	Government Bond 0.75% 04/09/18	**	9,350
	FHLMC 1.125% 08/12/21	Government Bond 1.125% 08/12/21	**	1,420
	FNMA 5.50% 11/34 #310105	Government Bond 5.50% 11/34 #310105	**	864
	FNMA ARM 3.228% 7/41#AI3469	Government Bond ARM 3.228% 7/41#AI3469	**	75
	FNMA ARM 3.01% 8/41 #AI4358	Government Bond ARM 3.01% 8/41 #AI4358	**	22
	FNMA ARM 3.545% 07/41#AI6050	Government Bond ARM 3.545% 07/41#AI6050	**	99
	FNMA ARM 3.365% 10/41#AI6819	Government Bond ARM 3.365% 10/41#AI6819	**	40

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2016
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FNMA 15YR 3.5% 07/26#AI7819	Government Bond 15YR 3.5% 07/26#AI7819	**	109
	FNMA ARM 3.37% 9/41 #AI8935	Government Bond ARM 3.37% 9/41 #AI8935	**	84
	FNMA ARM 09/41#AI9813	Government Bond ARM 09/41#AI9813	**	46
	FNMA ARM 10/41#AJ3399	Government Bond ARM 10/41#AJ3399	**	26
	FNMA ARM 2.74% 8/41 #AH5259	Government Bond ARM 2.74% 8/41 #AH5259	**	124
	FNMA 15YR 3.50% 1/26 #AL1168	Government Bond 15YR 3.50% 1/26 #AL1168	**	250
	FNMA 15YR 3.50% 3/27 #AL1746	Government Bond 15YR 3.50% 3/27 #AL1746	**	1,075
	FNMA 15YR 3.5% 10/29#AL5851	Government Bond 15YR 3.5% 10/29#AL5851	**	433
	FNMA 15YR 3.5% 09/29#AL5878	Government Bond 15YR 3.5% 09/29#AL5878	**	1,077
	FNMA 15YR 4.5% 11/25#AL8242	Government Bond 15YR 4.5% 11/25#AL8242	**	988
	FNMA 15YR 3% 09/31#AL8853	Government Bond 15YR 3% 09/31#AL8853	**	5,089
	FNMA ARM 06/42#AO2244	Government Bond ARM 06/42#AO2244	**	83
	FNMA 15YR 3.5% 01/27 #AX1909	Government Bond 15YR 3.5% 01/27 #AX1909	**	487
	FNMA 6.50% 7/32 #545759	Government Bond 6.50% 7/32 #545759	**	46
	FNMA 6.50% 7/32 #545762	Government Bond 6.50% 7/32 #545762	**	12
	FNMA 15YR 7.00% 4/17 #636135	Government Bond 15YR 7.00% 4/17 #636135	**	1
	FNMA 15YR 6.50% 4/17 #637244	Government Bond 15YR 6.50% 4/17 #637244	**	2
	FNMA 15YR 6.00% 11/17 #671380	Government Bond 15YR 6.00% 11/17 #671380	**	2
	FNMA 15YR 6.00% 12/17 #673965	Government Bond 15YR 6.00% 12/17 #673965	**	3
	FHR 3415 PC 5% 12/37	Mortgage Back Security 3415 PC 5% 12/37	**	111
	FHR 3741 HD 3% 11/15/39	Mortgage Back Security 3741 HD 3% 11/15/39	**	276
	FNMA 15YR 6.00% 2/18 #684153	Government Bond 6.00% 2/18 #684153	**	1
	FNMA 15YR 7.00% 2/18 #693327	Government Bond 7.00% 2/18 #693327	**	11
	FNMA ARM 4.68% 11/34 #735011	Government Bond 4.68% 11/34 #735011	**	62
	FNMA 6.50% 12/32 #735415	Government Bond 6.50% 12/32 #735415	**	18
	FNMA 6.50% 7/35 #745092	Government Bond 6.50% 7/35 #745092	**	19
	FNMA ARM 4.53% 12/34 #802852	Government Bond 4.53% 12/34 #802852	**	55
	FNMA ARM 4.198% 11/34 #841068	Government Bond 4.198% 11/34 #841068	**	391
	FNMA 6.50% 8/36 #888034	Government Bond 6.50% 8/36 #888034	**	32
	FNMA 6.50% 8/36 #888544	Government Bond 6.50% 8/36 #888544	**	141
	FNMA ARM 4.21% 5/35 #889946	Government Bond 4.21% 5/35 #889946	**	111
	FNMA ARM 4.30% 2/35 #995017	Government Bond 4.30% 2/35 #995017	**	125
	FNMA ARM 7/35 #995414	Government Bond 7/35 #995414	**	118
	FNMA ARM 4.55% 10/35 #995415	Government Bond 4.55% 10/35 #995415	**	315
	FNMA ARM 11/36 #995606	Government Bond 11/36 #995606	**	108
	FNMA ARM 2.61% 4/35 #995609	Government Bond 2.61% 4/35 #995609	**	45
	FNMA ARM 3.20% 1/40 #AC0599	Government Bond 3.20% 1/40 #AC0599	**	124
	FNMA ARM 12/33#AD0066	Government Bond 12/33#AD0066	**	191
	FNMA 6.50% 12/35 #AD0723	Government Bond 6.50% 12/35 #AD0723	**	176
	FNMA ARM 3.47% 3/40 #AD0820	Government Bond 3.47% 3/40 #AD0820	**	84
	FNMA ARM 3.60% 3/40 #AD1555	Government Bond 3.60% 3/40 #AD1555	**	95
	FNMA 6.50% 8/36 #AE0746	Government Bond 6.50% 8/36 #AE0746	**	118
	FNMA ARM 11/40#AE6806	Government Bond 11/40#AE6806	**	40
*	Fidelity short term cash fund	Fid Inst Cash Port: MM Fund Class 1 SHS F/N/A	**	3,105
	FIFTH THIRD BAN 2.375% 4/25/19	Corporate Bond 2.375% 4/25/19	**	860
	FIFTH THIRD BAN 2.875% 10/1/21	Corporate Bond 2.875% 10/1/21	**	774
	FIFTH THIRD BANK 2.15% 8/20/18	Corporate Bond 2.15% 8/20/18	**	899
	FIFTH THIRD BK 2.3% 3/19	Corporate Bond 2.3% 3/19	**	719
	FIFTH THIRD BNK 1.625% 9/27/19	Corporate Bond 1.625% 9/27/19	**	1,756
	FORDF 2015-4 A1 1.77% 8/20	Mortgage Back Security 2015-4 A1 1.77% 8/20	**	1,453

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2016
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FORDF 2016-1 A1 1.76% 02/21	Mortgage Back Security 2016-1 A1 1.76% 02/21	**	709
	FORDF 2016-3 A1 1.55% 07/21	Mortgage Back Security 2016-3 A1 1.55% 07/21	**	2,931
	FORDR 2014-2 A 2.31% 04/26	Mortgage Back Security 2014-2 A 2.31% 04/26	**	975
	FORDO 2015-A A3 1.28% 09/19	Mortgage Back Security 2015-A A3 1.28% 09/19	**	340
	FORDR 2015-1 A 2.12% 07/26	Mortgage Back Security 2015-1 A 2.12% 07/26	**	2,264
	FORDL 15-A A3 1.13% 6/18	Mortgage Back Security 15-A A3 1.13% 6/18	**	1,669
	FORD CRD 16-1 A 2.31% 08/27	Mortgage Back Security 16-1 A 2.31% 08/27	**	2,084
	FORDO 2015-B A3 1.16% 11/19	Mortgage Back Security 2015-B A3 1.16% 11/19	**	637
	FORDO 2015-C A3 1.41% 02/20	Mortgage Back Security 2015-C A3 1.41% 02/20	**	1,047
	FORDO 2016-C A3 1.22% 03/21	Mortgage Back Security 2016-C A3 1.22% 03/21	**	1,769
	FORDO 2016-A A3 2.01% 07/20	Mortgage Back Security 2016-A A3 2.01% 07/20	**	1,381
	FORDO 16-B A3 1.33% 10/20	Mortgage Back Security 16-B A3 1.33% 10/20	**	1,052
	FORD MTR CR 2.875% 10/01/18	Corporate Bond 2.875% 10/01/18	**	1,793
	FORD MTR CR LLC 2.24% 6/15/18	Corporate Bond 2.24% 6/15/18	**	897
	FORTIVE CORP 1.8% 06/19 144A	Corporate Bond 1.8% 06/19 144A	**	312
	FORTIVE CORP 2.35% 06/21 144A	Corporate Bond 2.35% 06/21 144A	**	528
	GFORT 2015-1 A1 1.65% 05/20	Mortgage Back Security 2015-1 A1 1.65% 05/20	**	1,410
	GFORT 16-1 A1 1.86% 05/21	Mortgage Back Security 16-1 A1 1.86% 05/21	**	1,117
	GSMS 2013-GC10 A2 1.84% 2/46	Mortgage Back Security 2013-GC10 A2 1.84% 2/46	**	213
	GSMS 2013-GC10 A5 2.943% 02/46	Mortgage Back Security 2013-GC10 A5 2.943% 02/46	**	722
	GSMS 2012-GCJ7 A4 3.377% 05/45	Mortgage Back Security 2012-GCJ7 A4 3.377% 05/45	**	946
	GSMS 2012-GCJ9 A3 2.773% 11/45	Mortgage Back Security 2012-GCJ9 A3 2.773% 11/45	**	566
	GSMS 2013-GC12 A1 VAR 06/46	Mortgage Back Security 2013-GC12 A1 VAR 06/46	**	157
	GNMA 30YR 5.5% 11/35#783799	Government Bond 5.5% 11/35#783799	**	464
	GNMA 30YR 5.5% 06/35#783800	Government Bond 5.5% 06/35#783800	**	218
	GSMS 2015-GC32 A2 3.062% 7/48	Mortgage Back Security 2015-GC32 A2 3.062% 7/48	**	1,153
	GSMS 2016-GS4 A1 1.532% 11/49	Mortgage Back Security 2016-GS4 A1 1.532% 11/49	**	223
	GSMS 14-GC18 AAB 3.648% 01/47	Mortgage Back Security 14-GC18 AAB 3.648% 01/47	**	261
	GSMS 14-GC20 AAB 3.655% 04/47	Mortgage Back Security 14-GC20 AAB 3.655% 04/47	**	300
	GENERAL ELEC CO 3.375% 3/11/24	Corporate Bond 3.375% 3/11/24	**	1,548
	GMALT 2015-2 A3 1.68% 12/18	Mortgage Back Security 2015-2 A3 1.68% 12/18	**	732
	GMALT 2015-1 A3 1.53% 09/18	Mortgage Back Security 2015-1 A3 1.53% 09/18	**	1,225
	GSINC 2.375% 1/22/18	Corporate Bond 2.375% 1/22/18	**	782
	GOLDMAN SACHS GRP 2.75 9/15/20	Corporate Bond 2.75 9/15/20	**	1,240
	GOLDMAN SACHS 2.625% 04/25/21	Corporate Bond 2.625% 04/25/21	**	1,300
	GOLDMAN SACHS GRP 2.625% 1/19	Corporate Bond 2.625% 1/19	**	3,039
	GNR 13-41 PA 2.5% 04/40	Mortgage Back Security 2.5% 04/40	**	597
	HSBC USA INC NE 1.7% 03/05/18	Corporate Bond 1.7% 03/05/18	**	754
	HSBC HOLDINGS 2.95% 5/25/21	Corporate Bond 2.95% 5/25/21	**	1,503
	HSBC USA INC 2.25% 06/23/19	Corporate Bond 2.25% 06/23/19	**	830
	HEALTH CARE REI 4% 06/01/25	Corporate Bond 4% 06/01/25	**	1,116
	HEWLETT PACKAR STEP 10/05/18	Corporate Bond 10/05/18	**	1,799
	HAROT 2015-2 A3 1.04% 02/19	Mortgage Back Security 2015-2 A3 1.04% 02/19	**	791
	HAROT 2015-4 A3 1.23% 09/23/19	Mortgage Back Security 2015-4 A3 1.23% 09/23/19	**	934
	HAROT 2015-3 A3 1.27% 04/19	Mortgage Back Security 2015-3 A3 1.27% 04/19	**	520
	HAROT 2016-2 A3 1.39% 4/20	Mortgage Back Security 2016-2 A3 1.39% 4/20	**	622
	HAROT 2016-4 A3 1.21% 12/20	Mortgage Back Security 2016-4 A3 1.21% 12/20	**	1,770
	HSBC 1.5% 05/15/18 144A	Corporate Bond 1.5% 05/15/18 144A	**	3,038
	HUNT AUTO 16-1 A3 1.57% 11/20	Mortgage Back Security 1.57% 11/20	**	908
	HUNTINGTN BCSHRS 2.3% 1/14/22	Corporate Bond 2.3% 1/14/22	**	1,056

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2016
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	HUNTINGTON NATL BK 2.2% 4/1/19	Corporate Bond 2.2% 4/1/19	**	855
	HART 2015-B A3 1.12% 11/19	Mortgage Back Security 1.12% 11/19	**	1,342
	HYUNDAI AMR 1.75% 9/27/19 144A	Corporate Bond 1.75% 9/27/19 144A	**	1,739
	HART 2016-B A3 1.29% 4/21	Mortgage Back Security 2016-B A3 1.29% 4/21	**	1,933
	HART 2015-C A3 1.46% 02/20	Mortgage Back Security 2015-C A3 1.46% 02/20	**	1,032
	HFMOT 2016-1A A2 1.81% 03/21	Mortgage Back Security 2016-1A A2 1.81% 03/21	**	784
	HYUNDAI CAP 2.875% 8/9/18 144A	Corporate Bond 2.875% 8/9/18 144A	**	585
	HYUNDAI CAP AME 2.55 2/19 144A	Corporate Bond 2.55 2/19 144A	**	813
	HART 2016-A A3 1.56% 09/20	Mortgage Back Security 2016-A A3 1.56% 09/20	**	494
	INGERSOLL-RND LX 2.625% 5/1/20	Corporate Bond 2.625% 5/1/20	**	206
	INTERCONT EXCH 2.5% 10/15/18	Corporate Bond 2.5% 10/15/18	**	622
	INTERCONT EXCH 2.75% 12/01/20	Corporate Bond 2.75% 12/01/20	**	779
	JPMCC 2015-JP1 A2 3.1438% 1/49	Mortgage Back Security 2015-JP1 A2 3.1438% 1/49	**	816
	JP MORGAN CHASE 2.295% 8/15/21	Corporate Bond 2.295% 8/15/21	**	396
	JPMORGAN CHASE	Synthetic GIC - 1.928% (fair value to contract value)	**	(644)
	JPMC CO 2.35% 01/28/19	Corporate Bond 2.35% 01/28/19	**	410
	JPMORGAN CHASE & CO 2.75% 6/20	Corporate Bond 2.75% 6/20	**	3,229
	JPMC CO 2.55% 10/29/20	Corporate Bond 2.55% 10/29/20	**	1,063
	JPMORGAN CHASE 2.55% 3/1/21	Corporate Bond 2.55% 3/1/21	**	1,075
	JPMCC 2007-LDPX A3 5.42% 01/49	Mortgage Back Security 2007-LDPX A3 5.42% 01/49	**	222
	JPMCC 2011-C3 A3 4.3877% 02/46	Mortgage Back Security 2011-C3 A3 4.3877% 02/46	**	664
	JPMCC 2013-C10 .7302% 12/15/47	Mortgage Back Security 2013-C10 .7302% 12/15/47	**	71
	JPMCC 13-C13 A1 1.3029% 01/46	Mortgage Back Security 13-C13 A1 1.3029% 01/46	**	285
	JPMBB 15-C29 A2 2.8596% 05/48	Mortgage Back Security 15-C29 A2 2.8596% 05/48	**	750
	JPMCC 16-JP4 A2 2.9343% 12/49	Mortgage Back Security 16-JP4 A2 2.9343% 12/49	**	1,100
	JAPAN BANK INTL 1.5% 7/21/21	Corporate Bond 1.5% 7/21/21	**	1,265
	JERSEY CENT PWR&LT 7.35% 2/19	Corporate Bond 7.35% 2/19	**	73
	JPMC CO 2.2% 10/22/19	Corporate Bond 2.2% 10/22/19	**	1,982
	KEY BANK NA 2.5% 12/15/19	Corporate Bond 2.5% 12/15/19	**	594
	KEYBANK NATL 2.25% 03/16/20	Corporate Bond 2.25% 03/16/20	**	387
	KEYBANK NATL AS 1.7% 06/01/18	Corporate Bond 1.7% 06/01/18	**	1,111
	KEY BANK NA 2.35% 3/8/19	Corporate Bond 2.35% 3/8/19	**	1,519
	KINDER MORGAN EN 2.65 2/1/19	Corporate Bond 2.65% 2/1/19	**	416
	KINDER MRGN INC 2% 12/01/17	Corporate Bond 2% 12/01/17	**	285
	KINDER MORGAN IC 3.05% 12/1/19	Corporate Bond 3.05% 12/1/19	**	557
	LBUBS 2007-C7 A3 5.886% 9/45	Mortgage Back Security 2007-C7 A3 5.886% 9/45	**	667
	LOCKHEED MARTIN 2.5% 11/23/20	Corporate Bond 2.5% 11/23/20	**	954
	MUFG AMERICAS HLD 2.25% 02/20	Corporate Bond 2.25% 02/20	**	695
	MARSHMCLEN 2.55% 10/15/18	Corporate Bond 2.55% 10/15/18	**	215
	MARSH & MCLENNAN 2.35% 9/10/19	Corporate Bond 2.35% 9/10/19	**	481
	MARSH & MCLENN 2.35% 03/06/20	Corporate Bond 2.35% 03/06/20	**	726
	MASSMUTUAL GLB 2.35% 4/19 144A	Corporate Bond 2.35% 4/19 144A	**	1,278
	MASSMUTUAL 2.45% 11/23/20 144A	Corporate Bond 2.45% 11/23/20 144A	**	711
	MCDONALDS CORP MTN 3.625% 5/21	Corporate Bond 3.625% 5/21	**	413
	MCDONALDS CORP 2.75% 12/20	Corporate Bond 2.75% 12/20	**	139
	MCKESSON CO 2.284% 03/15/2019	Corporate Bond 2.284% 03/15/2019	**	1,182
	MEDTRONIC INC 2.5% 3/15/20	Corporate Bond 2.5% 3/15/20	**	1,596
	MBART 2016-1 A3 1.26% 02/21	Mortgage Back Security 2016-1 A3 1.26% 02/21	**	1,681
	MET LIFE GLB 2.3% 4/10/19 144A	Corporate Bond 2.3% 4/10/19 144A	**	2,132
	MET LFE GLB 1.55% 9/13/19 144A	Corporate Bond 1.55% 9/13/19 144A	**	1,286

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2016
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	MICROSOFT CORP 1.1% 08/08/19	Corporate Bond 1.1% 08/08/19	**	1,605
	MITSUBISHI 2.45% 10/16/19 144A	Corporate Bond 2.45% 10/16/19 144A	**	764
	MITSUBISHI UFJ FI 2.95% 3/1/21	Corporate Bond 2.95% 3/1/21	**	2,869
	MITSUBISH UFJ 2.19% 9/13/21	Corporate Bond 2.19% 9/13/21	**	1,663
	MIZUHO FINL 2.273% 9/13/21	Corporate Bond 2.273% 9/13/21	**	871
	MIZUHO CORP 1.85% 3/21/18 144A	Corporate Bond 1.85% 3/21/18 144A	**	1,003
	MIZUHO BK LTD 2.45 4/19 144A	Corporate Bond 2.45 4/19 144A	**	1,525
	MSBAM 15-C22 ASB 3.04% 4/15/48	Mortgage Back Security 15-C22 ASB 3.04% 4/15/48	**	412
	MSBAM 2014-C14 A2 2.916% 2/47	Mortgage Back Security 2014-C14 A2 2.916% 2/47	**	1,397
	MSBAM 2016-C32 A1 1.819% 12/49	Mortgage Back Security 2016-C32 A1 1.819% 12/49	**	699
	MORGAN STANLEY 2.125% 4/25/18	Corporate Bond 2.125% 4/25/18	**	795
	MSC 2011-C2 A4 4.661% 06/44	Mortgage Back Security 2011-C2 A4 4.661% 06/44	**	1,200
	MORGAN STANLEY 2.5% 01/24/19	Corporate Bond 2.5% 01/24/19	**	2,563
	MORGAN STANLEY 2.375% 7/23/19	Corporate Bond 2.375% 7/23/19	**	1,489
	MORGAN STANLEY 2.5% 04/21/21	Corporate Bond 2.5% 04/21/21	**	1,065
	MORGAN STANLE MTN 5.5% 1/26/20	Corporate Bond 5.5% 1/26/20	**	1,860
	MORGAN STANLEY 2.65% 01/27/20	Corporate Bond 2.65% 01/27/20	**	1,092
	MSC 2007-IQ13 A1A 5.312% 3/44	Mortgage Back Security 2007-IQ13 A1A 5.312% 3/44	**	200
	MSC 2007-T27 A1A CSTR 6/42	Mortgage Back Security 2007-T27 A1A CSTR 6/42	**	1,504
	MSBAM 2012-C6 A4 2.858% 11/45	Mortgage Back Security 2012-C6 A4 2.858% 11/45	**	1,324
	MSBAM 13-C13 ASB 3.557% 11/46	Mortgage Back Security 13-C13 ASB 3.557% 11/46	**	1,210
	MSBAM 2016-C31 A1 1.555% 11/21	Mortgage Back Security 2016-C31 A1 1.555% 11/21	**	466
	NAT-RURAL 2.3% 11/01/20	Corporate Bond 2.3% 11/01/20	**	80
	NYLIFE GLBL 1.7% 9/14/21 144A	Corporate Bond 1.7% 9/14/21 144A	**	2,179
	NEXTERA ENERGY 1.649% 9/1/18	Corporate Bond 1.649% 9/1/18	**	270
	NMOTR 2016-A A2 1.54% 06/21	Mortgage Back Security 2016-A A2 1.54% 06/21	**	750
	NAROT 2015-A A3 1.05% 10/19	Mortgage Back Security 2015-A A3 1.05% 10/19	**	770
	NAROT 2015-C A3 1.37% 5/20	Mortgage Back Security 2015-C A3 1.37% 5/20	**	1,016
	NAROT 2016-A A3 1.34% 10/15/20	Mortgage Back Security 2016-A A3 1.34% 10/15/20	**	777
	NAROT 2016-B A3 1.32% 01/15/21	Mortgage Back Security 2016-B A3 1.32% 01/15/21	**	841
	NAROT 2016-C A3 1.18% 01/21	Mortgage Back Security 2016-C A3 1.18% 01/21	**	1,263
	NORDEA BK AB 2.375% 4/4/19 144	Corporate Bond 2.375% 4/4/19 144	**	850
	NORTHERN STES PWR 2.2% 8/15/20	Corporate Bond 2.2% 8/15/20	**	313
	NEF 2005-1 A5 4.74% 10/45	Mortgage Back Security 2005-1 A5 4.74% 10/45	**	210
	ONTARIO PROV 2% 09/27/18	Corporate Bond 2% 09/27/18	**	3,788
	ORACLE CORP 2.25% 10/8/19	Corporate Bond 2.25% 10/8/19	**	1,261
	ORACLE CORP 1.9% 09/15/21	Corporate Bond 1.9% 09/15/21	**	1,212
	PG&E CORP 2.4% 03/01/19	Corporate Bond 2.4% 03/01/19	**	126
	PNC BK PITT MTN 2.2% 01/28/19	Corporate Bond 2.2% 01/28/19	**	1,674
	PNC BANK NA 2.4% 10/18/19	Corporate Bond 2.4% 10/18/19	**	1,196
	PNC BNK PITTSBURGH 1.45% 7/19	Corporate Bond 1.45% 7/19	**	313
	PACIFICORP 5.65 7/15/18	Corporate Bond 5.65% 7/15/18	**	217
	PACIFICORP 5.5% 1/15/19	Corporate Bond 5.5% 1/15/19	**	165
	PFIZER INC 1.2% 06/01/2018	Corporate Bond 1.2% 06/01/2018	**	1,343
	PHILIP MORS INT 1.875% 1/15/19	Corporate Bond 1.875% 1/15/19	**	869
	PHILIP MORRIS INTL 1.875% 2/21	Corporate Bond 1.875% 2/21	**	2,486
	PLAINS AM/PAA FIN 2.65% 12/19	Corporate Bond 2.65% 12/19	**	1,671
	PRICOA GLBL F 1.6% 5/18 144A	Corporate Bond 1.6% 5/18 144A	**	1,181
	PRUDENTIAL INSURANCE COMPANY	Synthetic GIC - 1.953% (fair value to contract value)	**	(1,062)
	PRUDENTIAL MTN 7.375% 6/15/19	Corporate Bond 7.375% 6/15/19	**	243

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2016
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	PRUDENTIAL FINL 2.3% 8/15/18	Corporate Bond 2.3% 8/15/18	**	712
	PUBLIC SVC ENT 1.6% 11/15/19	Corporate Bond 1.6% 11/15/19	**	845
	PUBLIC SVC ENT 2% 11/15/21	Corporate Bond 2% 11/15/21	**	604
	REGIONS FINL CORP 3.2% 2/8/21	Corporate Bond 3.2% 2/8/21	**	1,077
	REGIONS FIN CORP 2.25% 9/14/18	Corporate Bond 2.25% 9/14/18	**	1,954
	REYNOLDS AMERICAN 2.3% 6/18	Corporate Bond 2.3% 6/18	**	329
	REYNOLDS AMERICAN 3.25% 6/20	Corporate Bond 3.25% 6/20	**	1,051
	REYNOLDS AMERICAN 4% 6/12/22	Corporate Bond 4% 6/12/22	**	525
	ROPER INDUSTRIES 2.05% 10/1/18	Corporate Bond 2.05% 10/1/18	**	1,513
	ROPER TECHNOLOGIES 3% 12/15/20	Corporate Bond 3% 12/15/20	**	709
	ROYAL BK CDA GLB 1.5% 1/16/18	Corporate Bond 1.5% 1/16/18	**	1,170
	ROYAL BK CDA 2.2% 7/27/18	Corporate Bond 2.2% 7/27/18	**	1,269
	ROYAL BNK CANADA 4.65% 1/27/26	Corporate Bond 4.65% 1/27/26	**	884
	ROYAL BK OF CDA 2.15% 03/15/19	Corporate Bond 2.15% 03/15/19	**	869
	ROYAL BK CAN GL 1.8% 07/30/18	Corporate Bond 1.8% 07/30/18	**	738
	ROYAL BK CAN GL 2.35% 10/30/20	Corporate Bond 2.35% 10/30/20	**	1,062
	S&P GLOBAL INC 2.5% 8/18	Corporate Bond 2.5% 8/18	**	458
	SCHLUMBERG 2.35% 12/21/18 144A	Corporate Bond 2.35% 12/21/18 144A	**	2,763
	SSTRT 2016-1A A3 1.524% 03/20	Mortgage Back Security 2016-1A A3 1.524% 03/20	**	982
	SEMPRA ENERGY 2.4% 3/15/20	Corporate Bond 2.4% 3/15/20	**	930
	SEMPRA ENERGY 2.85% 11/15/20	Corporate Bond 2.85% 11/15/20	**	565
	SHELL INTL FIN 1.125% 8/21/17	Corporate Bond 1.125% 8/21/17	**	1,145
	SHELL INTL FIN BV 2.125% 05/20	Corporate Bond 2.125% 05/20	**	1,110
	SHELL INTL 2.25% 11/10/20	Corporate Bond 2.25% 11/10/20	**	1,069
	SHIRE AQ INV IRE 1.9% 9/23/19	Corporate Bond 1.9% 9/23/19	**	1,766
	SIMON PROP GRP 2.35% 1/30/22	Corporate Bond 2.35% 1/30/22	**	366
	SOUTHERN CA EDISON 1.845% 2/22	Mortgage Back Security 1.845% 2/22	**	444
	SOUTHERN COMPANY 2.35% 7/1/21	Corporate Bond 2.35% 7/1/21	**	1,863
	SOUTHERN PWR CO 2.375% 6/1/20	Corporate Bond 2.375% 6/1/20	**	525
	SOUTHERN POWER 1.85% 12/1/17	Corporate Bond 1.85% 12/1/17	**	284
	STATE STREET BANK & TRUST CO	Synthetic GIC - 1.933% (fair value to contract value)	**	(700)
	SUMITOMO MITSUI 2.934% 3/9/21	Corporate Bond 2.934% 3/9/21	**	935
	SUMITOMO MITSUI BKG 2.5% 7/18	Corporate Bond 2.5% 7/18	**	255
	SUMITOMO BKG 2.45% 1/10/19	Corporate Bond 2.45% 1/10/19	**	1,037
	SUMITOMO BKG 2.25% 07/11/19	Corporate Bond 2.25% 07/11/19	**	827
	SUNTRUST 2.35% 11/01/18	Corporate Bond 2.35% 11/01/18	**	887
	SUNTRUST BANK INC 2.5 5/1/19	Corporate Bond 2.5% 5/1/19	**	850
	SUNTRUST BANKS INC 2.9% 3/3/21	Corporate Bond 2.9% 3/3/21	**	726
	SYNCHRONY FIN 1.875% 8/15/17	Corporate Bond 1.875% 8/15/17	**	2,003
	SYNCHRONY FIN 3% 8/15/19	Corporate Bond 3% 8/15/19	**	282
	SYNCHRONY FINANCL 2.6% 1/15/19	Corporate Bond 2.6% 1/15/19	**	905
	SYNCT 2015-2 A 1.60% 4/21	Mortgage Back Security 2015-2 A 1.60% 4/21	**	1,452
	SYNCT 2015-3 A 1.74% 9/21	Mortgage Back Security 2015-3 A 1.74% 9/21	**	482
	TIAA AST MG 2.95% 11/1/19 144A	Corporate Bond 2.95% 11/1/19 144A	**	222
	TJX COS INC 2.75% 6/15/21	Corporate Bond 2.75% 6/15/21	**	787
	TEVA PHARM NE 1.7% 07/19/19	Corporate Bond 1.7% 07/19/19	**	1,058
	TEVA PHARM NE 2.2% 07/21/21	Corporate Bond 2.2% 07/21/21	**	514
	TEVA PHARM NE 2.8% 07/21/23	Corporate Bond 2.8% 07/21/23	**	366
	THERMO FISHER 2.4% 02/01/19	Corporate Bond 2.4% 02/01/19	**	1,068
	TIME WARNER INC 4.75% 3/29/21	Corporate Bond 4.75% 3/29/21	**	1,289
	TIME WARNER CAB 5.85 5/1/17W/I	Corporate Bond 5.85% 5/1/17W/I	**	988

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2016
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	TORONTO DOM 1.4% 4/30/18	Corporate Bond 1.4% 4/30/18	**	1,580
	TORONTO DOMINI 2.625% 09/10/18	Corporate Bond 2.625% 09/10/18	**	1,508
	TORONTO DOM BK 2.125% 7/02/19	Corporate Bond 2.125% 7/02/19	**	840
	TOTAL CAP CDA L 1.45% 01/15/18	Corporate Bond 1.45% 01/15/18	**	814
	TOTAL CAPITAL SA 1.5% 2/17/17	Corporate Bond 1.5% 2/17/17	**	714
	TOTAL CAP INTL 1.55% 6/28/17	Corporate Bond 1.55% 6/28/17	**	701
	TOTAL CAP INTL 2.125% 01/10/19	Corporate Bond 2.125% 01/10/19	**	1,699
	TOTAL CAP INTL 2.75% 06/19/21	Corporate Bond 2.75% 06/19/21	**	840
	TAOT 2015-C A3 1.34% 6/19	Mortgage Back Security 2015-C A3 1.34% 6/19	**	1,831
	TAOT 2016-B A3 1.3% 04/20	Mortgage Back Security 2016-B A3 1.3% 04/20	**	678
	TOYOTA MOTOR CR 2.1% 01/17/19	Corporate Bond 2.1% 01/17/19	**	304
	TOYOTA MOTOR CREDIT 1.2% 4/18	Corporate Bond 1.2% 4/18	**	1,378
	TOYOTA MOTOR CR 1.55% 10/18/19	Corporate Bond 1.55% 10/18/19	**	761
	TAOT 2015-B A3 1.27% 05/19	Mortgage Back Security 2015-B A3 1.27% 05/19	**	1,396
	TAOT 2016-A A3 1.25% 03/20	Mortgage Back Security 2016-A A3 1.25% 03/20	**	1,069
	TAOT 2016-C A3 1.14% 08/20	Mortgage Back Security 2016-C A3 1.14% 08/20	**	810
	TRANSAMERICA PREMIER LIFE	Synthetic GIC - 1.953% (fair value to contract value)	**	(1,010)
	TRANSCANADA PIPE 1.625% 11/17	Corporate Bond 1.625% 11/17	**	1,062
	TRANSCANADA PIP 3.125% 1/15/19	Corporate Bond 3.125% 1/15/19	**	668
	UBS AG STAM 2.375% 8/14/19	Corporate Bond 2.375% 8/14/19	**	1,176
	UBS AG STAMFORD 1.8% 03/26/18	Corporate Bond 1.8% 03/26/18	**	1,060
	UBS AG STAM CT 1.375% 6/1/17	Corporate Bond 1.375% 6/1/17	**	554
	UBSBB 2012-C2 A4 3.525 5/63	Mortgage Back Security 2012-C2 A4 3.525% 5/63	**	996
	UBSBB 2012-C4 A1 .6728 12/45	Mortgage Back Security 2012-C4 A1 .6728% 12/45	**	31
	USAOT 2015-1 A3 1.2% 06/19	Mortgage Back Security 2015-1 A3 1.2% 06/19	**	751
	USAOT 2016-1 A3 1.2% 6/20	Mortgage Back Security 2016-1 A3 1.2% 6/20	**	733
	USAA CAPITAL 2% 6/1/21 144A	Corporate Bond 2% 6/1/21 144A	**	1,450
	UBSBB 2013-C6 A1 0.8022% 4/46	Mortgage Back Security 2013-C6 A1 0.8022% 4/46	**	151
	USTN 1.625% 04/30/19	Government Bond 1.625% 04/30/19	**	15,136
	USTN 1.375% 03/31/20	Government Bond 1.375% 03/31/20	**	57,562
	USTN 1.75% 12/31/20	Government Bond 1.75% 12/31/20	**	78,429
	USTN 1.125% 01/15/19	Government Bond 1.125% 01/15/19	**	34,865
	USTN 1.375% 2/28/19	Government Bond 1.375% 2/28/19	**	12,084
	USTN 0.75% 07/15/19	Government Bond 0.75% 07/15/19	**	21,436
	USTN 1.25% 10/31/21	Government Bond 1.25% 10/31/21	**	22,054
	UST NOTE .875% 1/31/18	Government Bond .875% 1/31/18	**	4,645
	UST NOTE 1.375% 12/15/19	Government Bond 1.375% 12/15/19	**	4,508
	UST NOTES 1.625% 06/30/2019	Government Bond 1.625% 06/30/2019	**	10,403
	UST NOTES 1.625% 07/31/20	Government Bond 1.625% 07/31/20	**	20,448
	UNITEDHELTH GR 2.875% 12/15/21	Corporate Bond 2.875% 12/15/21	**	811
	UNITED HEALTH 2.7% 7/15/20	Corporate Bond 2.7% 7/15/20	**	619
	VENTAS RLTY LP/CAP 4% 4/30/19	Corporate Bond 4% 4/30/19	**	741
	VERIZON COM 3.5% 11/01/21	Corporate Bond 3.5% 11/01/21	**	347
	VERIZON COM 4.5% 09/15/20	Corporate Bond 4.5% 09/15/20	**	736
	VERIZON COMMUNS 2.625% 2/21/20	Corporate Bond 2.625% 2/21/20	**	2,333
	VERIZON COMM 1.75% 8/15/21	Corporate Bond 1.75% 8/15/21	**	869
	VZOT 2016-1A A 1.42% 1//20	Mortgage Back Security 2016-1A A 1.42% 1/20	**	2,039
	VZOT 2016-2A A 1.68% 5/21	Mortgage Back Security 2016-2A A 1.68% 5/21	**	2,161
	VISA INC 2.8% 12/14/22	Corporate Bond 2.8% 12/14/22	**	1,075
	VODAFONE GRUP PLC 1.5% 2/19/18	Corporate Bond 1.5% 2/19/18	**	761
	VOLKSWAGEN GRP 2.4% 5/20 144A	Corporate Bond 2.4% 5/20 144A	**	736

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2016
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	VALET 2013-2 A3 0.7% 04/18	Mortgage Back Security 2013-2 A3 0.7% 04/18	**	223
	VALET 2014-1 A3 .91% 10/22/18	Mortgage Back Security 2014-1 A3 .91% 10/22/18	**	469
	VWALT 2015-A A3 1.25% 12/17	Mortgage Back Security 2015-A A3 1.25% 12/17	**	802
	VOLKSWAGEN 2.125% 11/18 144A	Corporate Bond 2.125% 11/18 144A	**	1,711
	WFRBS 13-C14 A1 .836% 6/15/46	Mortgage Back Security 13-C14 A1 .836% 6/15/46	**	48
	WFRBS 2013-C14 A2 2.133% 6/46	Mortgage Back Security 2013-C14 A2 2.133% 6/46	**	312
	WFRBS 2011-C2 A4 CSTR 2/44	Mortgage Back Security 2011-C2 A4 CSTR 2/44	**	1,630
	WFRBS 2011-C3 A4 4.375% 3/44	Mortgage Back Security 2011-C3 A4 4.375% 3/44	**	1,128
	WFRBS 2012-C8 A2 1.881% 8/45	Mortgage Back Security 2012-C8 A2 1.881% 8/45	**	329
	WFRBS 2013-C11 A5 3.071% 03/45	Mortgage Back Security 2013-C11 A5 3.071% 03/45	**	780
	WFRBS 13-C12 ASB 2.838% 03/48	Mortgage Back Security 13-C12 ASB 2.838% 03/48	**	189
	WFRBS 13-C16 ASB 3.963% 09/46	Mortgage Back Security 13-C16 ASB 3.963% 09/46	**	415
	WBCMT 2006-C26 A1A CSTR 6/45	Mortgage Back Security 2006-C26 A1A CSTR 6/45	**	106
	WASHINGTON PG 3.85% 4/1/20	Corporate Bond 3.85% 4/1/20	**	718
	WELLPOINT INC 2.3% 07/15/18	Corporate Bond 2.3% 07/15/18	**	656
	WELLPOINT INC 2.25% 8/15/19	Corporate Bond 2.25% 8/15/19	**	785
	WELLS FARGO 3% 01/22/21	Corporate Bond 3% 01/22/21	**	1,568
	WELLS FARGO & CO MTN 2.6% 7/20	Corporate Bond 2.6% 7/20	**	1,139
	WELLS FARGO & CO 2.55% 12/7/20	Corporate Bond 2.55% 12/7/20	**	406
	WELLS FARGO & CO 2.1% 07/26/21	Corporate Bond 2.1% 07/26/21	**	1,702
	WFCM 2012-LC5 ASB 2.528% 10/45	Mortgage Back Security 2012-LC5 ASB 2.528% 10/45	**	630
	WELLS FARGO MTN 1.75% 05/24/19	Corporate Bond 1.75% 05/24/19	**	847
	WELLS FARGO BK 2.15% 12/6/19	Corporate Bond 2.15% 12/6/19	**	2,322
	WFCM 2013-LC12 A1 1.676% 7/46	Mortgage Back Security 2013-LC12 A1 1.676% 7/46	**	953
	WFCM 2016-C34 A2 2.603% 05/49	Mortgage Back Security 2016-C34 A2 2.603% 05/49	**	380
	WFCM 2016-C35 A2 2.495% 07/48	Mortgage Back Security 2016-C35 A2 2.495% 07/48	**	265
	WFCM 2016-LC25 1.795% 12/15/59	Mortgage Back Security 2016-LC25 1.795% 12/15/59	**	637
	WFCM 2016-C36 A1 1.522% 11/59	Mortgage Back Security 2016-C36 A1 1.522% 11/59	**	302
	WFCM 2016-C37 A1 1.847% 12/49	Mortgage Back Security 2016-C37 A1 1.847% 12/49	**	513
	WFCM 2016-C37 A2 3.03% 12/49	Mortgage Back Security 2016-C37 A2 3.03% 12/49	**	777
	WESTERN UNION CO 2.875 12/17	Corporate Bond 2.875% 12/17	**	1,262
	WPACBKG 1.6% 1/12/18	Corporate Bond 1.6% 1/12/18	**	781
	WESTPAC BANKING 1.6% 08/19/19	Corporate Bond 1.6% 08/19/19	**	1,401
	WISCONSIN ENERGY 2.45% 6/15/20	Corporate Bond 2.45% 6/15/20	**	421
	WOART 2014-B A3 1.14% 01/20	Mortgage Back Security 2014-B A3 1.14% 01/20	**	964
	WOLS 2015-A A3 1.54% 10/18	Mortgage Back Security 2015-A A3 1.54% 10/18	**	1,335
	WOLS 2014-A A3 1.16% 09/17	Mortgage Back Security 2014-A A3 1.16% 09/17	**	453
	WOART 16-B A3 1.3% 2/22	Mortgage Back Security 16-B A3 1.3% 2/22	**	1,457
	WOART 2016-A A3 1.77% 09/21	Mortgage Back Security 2016-A A3 1.77% 09/21	**	715
	XCEL ENERGY INC 2.4% 03/15/21	Corporate Bond 2.4% 03/15/21	**	396
	XEROX CORP 2.75% 03/15/19	Corporate Bond 2.75% 03/15/19	**	1,028
	ZOETIS INC 3.45% 11/13/20	Corporate Bond 3.45% 11/13/20	**	205
	Sub-total Managed Income Funds			902,221

	Self-Directed Brokerage Account	Various shares	**	32,208
	Total Investment Assets			$2,822,458
*	Participant Loans	Interest rates ranging 3.25% - 5.25% Maturities ranging 4 to 72 months		$51,769

* Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 26, 2017	By: /s/ Scott V. King
Scott V. King
Vice President, Corporate Controller and Chief Accounting Officer

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Brown Smith Wallace, LLP Independent Registered Public Accounting Firm	32